[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Sverre Strandenes, SVP Corporate Communications               SEPTEMBER 11, 2003
Svein T. Knudsen, VP Finance & Treasury
Phone:  +47 6752 6400
Suzanne M. McLeod, U.S. IR
Phone:  +1 281-589-7935



                     PGS RESTRUCTURING - DISCLOSURE MATERIAL
                        AND KEY DATES IN U.S. CHAPTER 11
                                  CASE APPROVED


SEPTEMBER 11, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (debtor in possession) ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) announced today that its ongoing restructuring efforts are progressing as planned.

As previously announced, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "US Court") on July 29 2003. In a hearing in the US Court yesterday the proposed Disclosure Statement for the Company's First Amended Plan of Reorganization was approved in the form submitted and an order confirming court approval of the Disclosure Statement is expected to be entered shortly.

As previously announced, the Disclosure Statement includes, among other things, background information regarding the Company and the circumstances giving rise to its Chapter 11 filing, a description of the terms and conditions of the Plan (including the treatment proposed for holders of claims and interests) and relevant valuation analyses and financial projections which are updated from the analyses and projections previously disclosed on June 18, 2003. PGS intends to make available copies of the co documents on its website at www.pgs.com.

The Company anticipates the following timetable for completion of the restructuring:

September 15        Distribution of disclosure material to creditors and
                    shareholders, including Disclosure Statement, the First
                    Amended Plan of Reorganization for the Company, a calling notice for the extraordinary shareholder meeting to be held in October and a prospectus as required by Norwegian law

October 14, 2003    Creditor voting deadline

October 16, 2003    Extraordinary General Meeting of PGS ASA for shareholder
                    approval of restructuring

October 21, 2003    Confirmation Hearing at the US Court

October 22 to
November 5, 2003    Offer Period for the offering of new PSG shares for purchase by existing PGS shareholders

November 5, 2003    Anticipated date for consummation of the Plan of
                    Reorganization

November 6, 2003    Anticipated date of registration of the New Shares to
                    Existing Shareholders pursuant to the Plan of Reorganization on subscribing shareholders' accounts at the VPS

The Company believes that the offering of shares for purchase by its existing shareholders will qualify for an exemption from registration under the Securities Act pursuant to section 1145 of the United States Bankruptcy Code. If approval has not been obtained under section 1145, the offering will have to be made on a registered basis, implying that the Offer Period (both start date and end date) and the settlement of the Offering will be delayed.

The board of PGS has approved the calling of the EGM to be held on 16 October and the Norwegian prospectus that will be distributed to shareholders with the calling notice.

PGS is pleased with the reception the proposed restructuring has had, and encourages all stakeholders to support the process which is intended to maximize recovery to stakeholders of the Company. PGS believes the proposed restructuring will provide it with a solid capital structure to support the Company's future business development. As previously announced, the proposed restructuring involves a reduction of the PGS Group's total debt to a sustainable level, from approximately US$2.5 billion to approximately US$1.3 billion. This will be achieved through conversion of the existing bank and bond debt into new debt and a majority of PGS's post-restructuring equity.

The PGS Chapter 11 case affects the parent company (PGS ASA) level only and does not involve the Company's operating subsidiaries, which will continue full operations, leaving current and future customers, lessors, vendors, employees and subsidiary creditors unimpaired. None of the Company's subsidiaries are involved in the Chapter 11 case.

The Company intends for the restructuring to be completed before the year-end 2003 following creditor and shareholder approval in accordance with the above timetable.


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     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, including statements relating to the Company's business plan and expected liquidity in the future, are based on various assumptions and analyses made by the Company, including the assumption that all material contracts (including FPSO contracts and subsidiary financing arrangements) will be unaffected by the implementation and consummation of the Restructuring, based on the Company's experience and its perception of historical and future trends, on the terms of the proposed Restructuring, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to the risk that the Restructuring described above may not be consummated and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

     This announcement does not constitute an offer of any securities for sale. Any securities issuable in the Restructuring have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.


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